370 WABASHA STREET NORTH ST. PAUL, MN 55102-1390

May 8, 2015

Mr. Terence O’Brien

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ecolab Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
and Documents Incorporated by Reference
File No. 1-9328

Dear Mr. O’Brien:

This letter is written in response to the Staff’s comment letter dated April 24, 2015 on the Company’s Form 10-K for the year ended December 31, 2014. For ease of reference, the numbered responses correspond to the numbered paragraphs of the comment letter.  We have also included the Staff’s comment along with our response to assist in the review process.

Form 10-K for the period ended December 31, 2014

Annual Report

Global Economic and Political Environment, page 29

1.            We note your disclosure on the Venezuela foreign currency translation and Ecolab’s continued use of the fixed currency exchange rate of 6.30 bolivars to 1 US dollar as it remains legally available and Ecolab has continued to transact at this rate. We further note that on page 29, you disclose the potential range of loss if you determine your net monetary assets should be remeasured at a less favorable exchange rate. Please tell us your consideration about whether there also could be a related impairment charge on your non-monetary assets considering the lower U.S. dollar-equivalent cash flows that could impact your Venezuelan business and what your consideration was for disclosing that effect in your discussion on the devaluation risk attributed to Venezuela.

Response

We closely monitor the complex economic and political conditions with respect to our operations in Venezuela and make updates each quarter to our disclosures to appropriately reflect the underlying operating conditions within the country. As discussed in the Global Economic and Political Environment section of our 2014 Form 10-K, throughout 2014 the official fixed currency exchange rate of 6.30 bolivars to 1 U.S. dollar remained legally available to us and we continued to transact at this rate. As such, during 2014, we remeasured our net monetary assets at the official exchange rate of 6.30 bolivars to 1 U.S. dollar.

Our non-monetary and other net assets at February 28, 2015 in Venezuela of $115 million are largely comprised of accounts receivable ($30 million, denominated in U.S. dollars), inventory ($25 million), property, plant and equipment ($25 million), and other intangibles assets, excluding goodwill ($35 million).

Impairment risk related to our non-monetary and other net assets was deemed minimal based on the following factors:

•                  Our Venezuelan operations generated positive operating income throughout 2014 and through the first quarter of 2015.

•                  Approximately 65% of our business in Venezuela is conducted through our Energy operating unit and our largest customer is Petróleos de Venezuela, the Venezuelan state-owned oil and natural gas company. Under current contract arrangements, certain transactions are completed in U.S. dollars, making that portion of our business in Venezuela less dependent on a bolivar to U.S. dollar devaluation.

•                  During historical currency devaluations in Venezuela, we have been able to maintain our operating margins through targeted price increases.

We acknowledge that in the future, if U.S. dollar equivalent cash flows of all or a portion of our business in Venezuela were to decline significantly, either as a result of a currency devaluation or other economic events, additional evaluation of the corresponding non-monetary assets and other net assets for potential impairment will be performed.

Goodwill is aligned to our ten reporting units and is tested for impairment on an annual basis during the second quarter. Our Venezuelan operations are aligned to five of the ten reporting units. Based on our operating performance in Venezuela during the first quarter of 2015, as well as the relative size of the Venezuelan operations in comparison to the five respective global reporting units, updating our goodwill impairment testing during the first quarter of 2015 was not deemed necessary.

In future filings, we will address our considerations related to impairment charges regarding our non-monetary and other net assets, in addition to our disclosures regarding the currency exchange rate at which we transact business in Venezuela and our net monetary asset exposure, with the following language included within the Management Discussion and Analysis section of our Form 10-Q for the quarter ended March 31, 2015:

“As of February 28, 2015, we had other net assets in Venezuela of $115 million, largely comprised of accounts receivable (denominated in U.S. dollars), inventory, property, plant and equipment and other intangible assets, excluding goodwill. Based on our operating income performance in Venezuela during the first quarter of 2015, no impairment of these assets was recognized.

If future cash flows of all or a portion of our business in Venezuela were to significantly decline, either as a result of a currency devaluation or other economic events, additional evaluation of the corresponding other net assets for potential impairment will be performed.

As discussed in Note 6, goodwill is aligned to our ten reporting units, and is tested for impairment on an annual basis during the second quarter. Our Venezuelan operations are aligned to five of the ten reporting units. Based on our operating performance in Venezuela during the first quarter of 2015, as well as the relative size of the Venezuelan operations in comparison to the five respective global reporting units, updating our goodwill impairment testing during the first quarter of 2015 was not deemed necessary.”

Note 2-Significant Accounting Policies, page 36

Goodwill and Other Intangibles, page 38

2.            As disclosed on page 38, we note that you amortize your customer relationships on a straight-line basis over their weighted average estimated useful lives of 14 years. In this regard, please tell us why you believe that the straight-line method of amortization rather than an accelerated method reflects the pattern in which the economic benefits are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6. In providing your response, please tell us what consideration was given to historical patterns for key customers or other factors considered (e.g. peer data, valuation methodology used or projected sales data) that helped support an assertion that a straight line amortization methodology is the more appropriate.

Response

ASC 350-30-35-6 indicates that the method of amortization for a recognized intangible asset should reflect the pattern in which the economic benefits of the intangible assets are consumed and if that pattern cannot be reliably determined, a straight-line amortization method should be used.

For our acquired customer relationships, we consider various factors when determining the appropriate method of amortization including projected sales data, attrition rates and length of key customer relationships.

We have experienced a consistent track record of keeping long-term relationships with our customers. Low customer attrition rates result in projected sales from an acquired customer base for an extended period of time. While sales from an acquired customer base may vary from year to year, low attrition suggests that there is not a significant decrease in sales shortly after acquisition. Additionally, we have not experienced the significant loss of key customers shortly after our recent acquisitions. Due to the strong relationships we have maintained with acquired customers, we expect to generate sales from them for the foreseeable future. These factors do not suggest an accelerated consumption pattern of the economic benefits of a customer relationship asset.

Outside of estimated customer attrition rate assumptions, many other less certain post-acquisition operational activities could occur that would induce uncertainty in the factors that give rise to the pattern of economic benefits. Therefore, instead of directly employing a pattern of consumption amortization method, a straight-line convention reasonably accomplishes the same objective and does not differ materially from an accelerated method.

Summary Operating and Financial Data, page 66

3.            We note that you have presented operating cash flows from continuing operations within your Summary Operating and Financial Data. While presentation of cash flows from operating activities is useful, this data should be considered in the framework of a statement of cash flows which reflects management’s decision as to the use of these cash flows and the external sources of capital used. The implication of a presentation which shows only the cash flows generated from operations portion of a cash flows statement is that the use of such cash flows is entirely at the discretion of management. Please also present your cash flows from investing and financing activities. See FRC 202.3.

Response

In response to the Staff’s comment, in future annual filings, we will also present cash flows from investing and financing activities within the Summary Operating and Financial Data table.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our responses.  Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Daniel J. Schmechel

Daniel J. Schmechel

Chief Financial Officer